                                                Pursuant to Rule 424(b)(3)
                                                Registration No: 333-09371


                                SUPPLEMENT NO. 3
                              DATED AUGUST 1, 1997
                              TO THE PROSPECTUS OF
                   CAPTEC FRANCHISE CAPITAL PARTNERS L.P. IV
                            DATED DECEMBER 23, 1996

     This Supplement No. 3 is provided for the purpose of supplementing the prospectus of Captec Franchise Capital Partners L.P. IV, a Delaware limited partnership (the "Partnership"), dated December 23, 1996 (the "Prospectus"). This Supplement No. 3 expands upon, supplements, modifies and supersedes certain information contained in the Prospectus and consolidates and/or supersedes information in Supplement No. 2 dated May 1, 1997. This Supplement No. 3 must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings accorded such terms in the Prospectus.

     As of July 31, 1997, the Partnership had raised $7,842,249 through the sale of 7,842.249 Units. The following material sets forth certain information regarding (i) the Partnership's purchase of Properties and Equipment Packages,
(ii) revisions to the Partnership Agreement in response to comments made by certain securities administrators in states in which the Partnership intends to sell Units, and (iii) events that happened after the date of the Prospectus.

                             PROPERTY ACQUISITIONS

REAL ESTATE



                                   PURCHASE
DATE     CONCEPT/LOCATION          PRICE       LESSEE
3/10/97  Boston Market             $  964,000  Finest Foodservice L.L.C.
         Rochester, Minnesota
7/25/97  Carino's Italian Kitchen  $1,600,000  Kona Restaurant Group, Inc.
         El Paso, Texas

EQUIPMENT


                                    PURCHASE
DATE     CONCEPT/LOCATION           PRICE     LESSEE
3/31/97  Applebee's Neighborhood    $402,000  J.M.C. Limited Partnership
         Grill & Bar
         Midvale, Utah
4/3/97   Black-Eyed Pea             $350,000  DenAmerica Corporation
         Plano, Texas
5/27/97  Shells Seafood Restaurant  $118,658  Shells Seafood Restaurants, Inc.
         Jacksonville, Florida
5/27/97  Shells Seafood Restaurant   $93,460  Shells Seafood Restaurants, Inc.
         Winter Haven, Florida
6/4/97   Golden Corral Restaurant   $506,198  Corral South Store 4, Inc.
         Temple Terrace, Florida
6/25/97  Arby's                     $159,471  Girardi-Riva Enterprises, Inc.
         Pasco, Washington

Boston Market Restaurant (Rochester, Minnesota)

     On March 10, 1997 the Partnership acquired the land and 3,035 square foot building comprising a Boston Market restaurant located at 1201 S. Broadway, Rochester, Minnesota (the "Minnesota Property"). The Minnesota Property was constructed for its present use in November of 1995 and was fully operational at the time of the purchase. The Minnesota Property was purchased from, and leased back to Finest Foodservice L.L.C., a Delaware limited liability company ("Finest Foodservice"). Finest Foodservice operates casual dining restaurants under the primary trade name of Boston Market. The Partnership purchased the Minnesota Property for a purchase price of $964,000 which was negotiated by an affiliate of the Managing General Partner who considered factors such as the potential value of the site, the financial condition and business and operating history of Finest Foodservice, and demographic data for the area in which the Minnesota Property is located. The purchase price for the Minnesota Property is supported by an independent MAI appraisal. The Partnership purchased the Minnesota Property with cash from Offering proceeds. It is anticipated that the Minnesota Property will be leveraged as provided for in the Prospectus.
However, the Partnership presently does not have a      financing commitment.

     Finest Foodservice and the Partnership have entered into a lease (the "Finest Foodservice Lease"), which is an absolute net lease, whereby Finest Foodservice is responsible for all expenses related to the Minnesota Property, including real estate taxes, insurance, maintenance and repair costs. The Finest Foodservice Lease term expires on

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April 1, 2012 with five renewal options of five years each. Annual rental (the
"Annual Rental") is payable according to the following schedule:



PERIOD                         ANNUAL RENTAL
Lease Years 1-5                $101,220
Lease Years 6-10               $111,342
Lease Years 11-15              $122,525
Lease Years 16-20              $134,777
Lease Years 21-25              $148,255
Lease Years 26-30              $163,081
Lease Years 31-40              Fair market value determined for each subsequent
                               five-year period at the beginning of the 31st and 36th Lease Years


Beginning in the sixth lease year, and in addition to the Annual Rental provided above, Finest Foodservice will pay percentage rent on an annual basis equal to the difference between five percent of "gross sales" (as defined in the Finest Foodservice Lease) during such lease year less the Annual Rental payable for such lease year.

     Boston Chicken, Inc., a Delaware corporation (the "Option Holder"), has an option to purchase and first right of refusal to purchase the Minnesota Property. The Option Holder has the right to purchase the Minnesota Property on the same terms and conditions as set forth in the offer or the Option Holder may elect an alternate purchase price as follows: (a) during the first and second lease years, an alternate purchase price equal to the total Annual Rental payable for the lease year subsequent to the lease year in which the option is exercised divided by 9.462%; (b) during the third lease year, an alternate purchase price equal to the total Annual Rental for the third ease year divided by 9.978%; (c) during the fourth lease year, an alternative purchase price equal to the Annual Rental for the fourth lease year divided by 9.785%; and (d) during the fifth lease year, an alternative purchase price equal to the Annual Rental for the fifth lease divided by 9.580%.

     The Option Holder has the option to purchase the Minnesota Property at the following times and option prices:



PERIOD                OPTION PRICE

Lease Years 6-8       Annual Rent payable for the Lease Year subsequent to the
                      Lease Year in which the option is exercised divided by ten percent (10%)

Last ninety (90)      Annual Rent payable for the 16th Lease Year divided by ten
days of the 15th      percent (10%)
Lease Year

Last ninety (90)      The lesser of (i) fair market value or (ii) one hundred
days of the 30th      ten percent (110%) of the Annual Rent payable for the
Lease Year            31st Lease Year divided by ten percent (10%)

Last ninety (90)      The lesser of (i) fair market value or (ii) one hundred
days of the 40th      ten percent (110%) of the Annual Rent payable for the
Lease Year            40th Lease Year divided by ten percent (10%)

     An Affiliate of the Managing General Partner analyzed demographic, geographic and market diversification data for the area in which the Minnesota Property is located and reviewed the appraisal of the Minnesota Property and the analysis regarding comparable properties contained therein. Based upon the foregoing, the General Partners believe that the amount of insurance carried by Finest Foodservice is adequate.

     The current annual rent per square foot for the Minnesota Property is $33.35 per square foot. The depreciable basis of the Minnesota Property for federal tax purposes if $614,000 and it will be depreciated using the straight line method over 39 years, a rate of $15,744 per year.

     An Affiliate of the Managing General Partner has received an Acquisition Fee from the Partnership in an amount equal to $38,560 and expects to receive an additional fee of $9,640 from the Partnership after leveraging the Property, as provided for in the Prospectus. As provided in the Partnership Agreement, these fees are being paid for services rendered in connection with the selection, evaluation and acquisition of the Minnesota Property. In addition, Finest Foodservice has paid to the same affiliate a closing fee equal to $4,820 as provided for in the Partnership Agreement. Finest Foodservice also paid all of the expenses incident to the closing of the transaction contemplated by this commitment including, without limitation, title insurance premiums, recording fees and expenses and transfer taxes.

     The Finest Foodservice Lease contains a substitution option that provides in the event that Finest Foodservice determines the Minnesota Property is inadequate or unprofitable or is rendered unsuitable by condemnation or casualty, Finest Foodservice, subject to the Partnership's approval, may substitute another property of equal or greater current value having a Boston Market restaurant located thereon. All obligations under the Finest Foodservice Lease, including Annual Rental, percentage rent and taxes attributable to rent and the Minnesota property, are unconditionally guaranteed by Boston Chicken, Inc., a Delaware corporation.

     The Finest Foodservice Lease contains material default provisions that include, but are not limited to: (i) the vacating or abandonment of the Minnesota Property by Finest Foodservice; (ii) the failure by Finest Foodservice to make any payment due under the Finest Foodservice Lease; (iii) the failure by Finest Foodservice to observe or perform any of the covenants, conditions, or provisions of the Finest Foodservice Lease; and (iv) Finest Foodservice making any general arrangement or general assignment for the benefit of creditors. In the event of a material default by Finest Foodservice, the Finest Foodservice Lease contains remedy provisions which are summarized as follows: (i) the Partnership may terminate the Finest Foodservice Lease and take possession of the Minnesota Property, in which case the Partnership would be entitled to damages incurred by reason of the material default; (ii) the Partnership may permit Finest Foodservice to remain in possession of the Minnesota Property, in which case the Finest Foodservice Lease would continue to be in effect; or (iii) the Partnership may pursue any other legal remedy available.

Carino's Italian Kitchen Lease (El Paso, Texas)

     On July 25, 1997 the Partnership acquired the land and 6,257 square foot building comprising a Carino's Italian Kitchen restaurant located at 675 Sunland Park Drive, El Paso, Texas (the "Carino's Property"). The Carino's Property was constructed for its present use in 1995 and was fully operational at the time of the purchase. The Carino's Property was purchased from and leased back to Kona Restaurant Group, Inc., a Delaware corporation ("Kona Group"). Kona Group operates casual dining restaurants under the primary trade names of Carino's Italian Kitchen and Kona Ranch Steak House. The Partnership purchased a fee simple interest in the Carino's Property for a purchase price of $1,600,000 which was negotiated by an affiliate of the Managing General Partner who considered factors such as the potential value of the site, the financial condition and business and operating history of Kona Group, and demographic data for the area in which the Carino's Property is located. The purchase price for the Carino's Property is supported by an independent MAI appraisal. The Partnership purchased the Carino's Property with cash from Offering proceeds. It is anticipated that the Carino's Property will be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     Kona Group and the Partnership have entered into a lease (the "Carino's Lease"), which is an absolute net lease, whereby Kona Group is responsible for all expenses related to the Carino's Property including real estate taxes, insurance, maintenance and repair costs. The Carino's Lease term expires on July 31, 2014 with one renewal option of six years and one renewal option of seven years. The initial annual rent is equal to eleven percent (11%) of the purchase price and will be payable in monthly installments on the first day of each month. Thus, based on the purchase price of $1,600,000 the rent in the first year of the Carino's Lease is $176,000 per year, or $14,667 per month. The annual rent will increase by five percent (5%) on the August 1, 2000 and every three years thereafter.

     Kona Group has an option to purchase the Carino's Property during the sixty-first (61st) full month of the Carino's Lease. In the event that Kona Group elects to exercise the option to purchase in the sixty-first full month of the Carino's Lease, the option price is One Million Nine Hundred Forty Thousand Four Hundred Dollars ($1,940,400).

     An Affiliate of the Managing General Partner analyzed demographic, geographic, and market diversification data for the area in which the Carino's Property is located and reviewed the appraisal of the Carino's Property and the analysis regarding comparable properties contained therein. Based upon the foregoing, the General Partners are unaware of any unfavorable competitive conditions regarding the Carino's Property, and believe that the amount of insurance carried by Kona Group is adequate.

     The current annual rent per square foot for the Carino's Property is $28.13 per square foot. The depreciable basis of the Carino's Property for federal tax purposes is $500,000 and it will be depreciated using the straight line method over 39 years, a rate of $12,821 per year.

     An affiliate of the Managing General Partner has received an Acquisition Fee from the Partnership in an amount equal to $64,000 and expects to receive an additional fee of $16,000 from the Partnership after leveraging the Property, as provided for in the Prospectus. These fees are being paid for services rendered in connection with the selection, evaluation and acquisition of the Carino's Property, as provided for in the Partnership Agreement. In addition, Kona Group has paid to the same affiliate a commitment fee equal to $16,000 as provided for in the Partnership Agreement. The Tenant also paid all of the expenses incident to the closing of the transaction contemplated by this commitment including, without limitation, title insurance premiums, recording fees and expenses, and transfer taxes.

     The Carino's Lease contains material default provisions that include, but are not limited to: (i) the vacating or abandonment of the Carino's Property by Kona Group; (ii) the failure by Kona Group to make any payment due under the Carino's Lease; (iii) the failure by Kona Group to observe or perform any of the covenants, conditions, or provisions of the Carino's Lease; and (iv) the making by Kona Group of any general arrangement or general assignment for the benefit of creditors. In the event of a material default by Kona Group, the Carino's Lease contains remedy provisions which are summarized as follows: (i) the Partnership may terminate the Carino's Lease and take possession of the Carino's Property, in which case the Partnership would be entitled to damages incurred by reason of the material default; (ii) the Partnership may permit Kona Group to remain in possession of the Carino's Property, in which case the Carino's Lease would continue to be in effect; or
(iii) the Partnership may pursue any other legal remedy available.

Applebee's Neighborhood Grill & Bar Equipment Lease (Midvale, Utah)

     On March 31, 1997, the Partnership acquired, effective as of February 20, 1997, restaurant equipment (the "Applebee's Equipment") to be used in the operation of an Applebee's Neighborhood Grill & Bar, located at 7045 South 1300 East, Midvale, Utah for $402,000.00. The Applebee's Equipment was acquired from Captec Financial Group, Inc. ("Captec"), an affiliate of the General Partners, which purchased the Applebee's Equipment from various vendors for a total cost of $402,000 and leased it to J.M.C. Limited Partnership, a Utah limited partnership, DBA Applebees ( "JMC"), by entering into a lease dated March 1, 1997 (the "JMC Lease") with JMC on the Partnership's standard form of equipment lease. JMC owns and operates the Applebee's Neighborhood Grill & Bar restaurant under a franchise agreement. The purchase was made in cash from Offering proceeds. It is anticipated that the Applebee's Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     On March 31, 1997, Captec assigned the JMC Lease to the Partnership, effective as of February 20, 1997. Under the terms of the JMC Lease, JMC is responsible for all expenses related to the Applebee's Equipment including taxes, insurance, maintenance and repair costs. The lease term is 84 months and the minimum annual rent is $82,056 payable in monthly installments of $6,838 on the 1st day of each month. The annual rent remains fixed for the entire JMC Lease term. The JMC Lease is guaranteed by the following: John B. Prince, an individual; and William Tell, Inc., a Utah corporation.

     At the end of the JMC Lease term, upon at least 90 days prior irrevocable notice to the Partnership, JMC may purchase all of the Equipment for the lesser of fair market value or Forty Thousand Two Hundred Dollars ($40,200). The General Partners believe that the amount of insurance carried by JMC is adequate.

     JMC paid the first and last month's rent of $13,676 and interim rent in the amount of $2,051 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $16,080, and expects to receive an additional fee of $4,020 from the Partnership after leveraging the Applebee's Equipment, as provided for in the Partnership Agreement. In addition, JMC paid a commitment fee equal to $4,020 to the same affiliate as provided for in the Partnership Agreement.

Black-Eyed Pea Equipment Lease (Plano, Texas)

     On April 3, 1997, the Partnership acquired restaurant equipment (the "Black-Eyed Pea Equipment") to be used in the operation of a Black-Eyed Pea restaurant located at 1905 Preston Road, Plano, Texas for $350,000. The Black-Eyed Pea Equipment was acquired from DenAmerica Corp., which purchased the Black-Eyed Pea Equipment from various vendors for a total cost of $350,000. The Partnership leased the Black-Eyed Pea Equipment to DenAmerica Corporation, a Georgia corporation d/b/a Black-Eyed Pea ("DenAmerica"), by entering into a lease dated as of April 15, 1997 (the "DenAmerica Lease") with DenAmerica on the Partnership's standard form of equipment lease. DenAmerica operates and franchises restaurants under the primary trade names of Denny's and Black-Eyed Pea. The purchase was made in cash from Offering proceeds. It is anticipated that the Black-Eyed Pea Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     Under the terms of the DenAmerica Lease, DenAmerica is responsible for all expenses related to the Black-Eyed Pea Equipment including taxes, insurance, maintenance and repair costs. The lease term is 84 months and the minimum annual rent is $70,392 payable in monthly installments of $5,866 on the 15th day of each month. The annual rent remains fixed for the entire DenAmerica Lease term.

     At the end of the DenAmerica Lease term, upon at least 90 days prior irrevocable notice to the Partnership, DenAmerica may purchase all of the Black-Eyed Equipment for its fair market value at the date of the exercise of the option. The General Partners believe that the amount of insurance carried by DenAmerica is adequate.

     The Partnership consented to a sublease between DenAmerica and Texas BEP., LP., a Texas limited partnership, on the same terms and conditions as the DenAmerica Lease. DenAmerica remains the obligor under the DenAmerica Lease.

     DenAmerica paid the first and last month's rent of $11,732 and interim rent in the amount of $2,346 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $14,000 and expects to receive an additional fee of $3,500 from the Partnership after leveraging the

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

Black-Eyed Pea Equipment, as provided for in the Partnership Agreement. In addition, DenAmerica paid a commitment fee equal to $3,500 to the same affiliate as provided for in the Partnership Agreement.

Jacksonville Shells Seafood Equipment Lease (Jacksonville, Florida)

     On May 27,1997, the Partnership acquired restaurant equipment to be used in the operation of a Shells Seafood Restaurant, located at 9965 San Jose Blvd., Jacksonville, Florida (the "Jacksonville Shells Equipment"). The Jacksonville Shells Equipment was purchased from various vendors for a total cost of $118,658.30 and leased to Shells Seafood Restaurants, Inc., a Delaware corporation ("Shells Seafood"). Shells Seafood owns and operates Shells Seafood Restaurants. The purchase was made in cash from Offering proceeds. It is anticipated that the Jacksonville Shells Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     The Partnership and Shells Seafood entered into the Partnership's standard form of equipment lease commencing on June 1, 1997 (the "Jacksonville Shells Seafood Lease"). Under the terms of the Jacksonville Shells Seafood Lease, Shells Seafood is responsible for all expenses related to the Jacksonville Shells Equipment including taxes, insurance, maintenance and repair costs. The lease term is 60 months and the minimum annual rent is $31,781 payable in monthly installments of $2,648 on the 1st day of each month. The annual rent remains fixed for the entire Jacksonville Shells Lease term.

     At the end of the Jacksonville Shells Seafood Lease term, upon at least 90 days prior irrevocable notice to the Partnership, Shells Seafood may purchase all of the Jacksonville Shells Equipment for $11,866. The General Partners believe that the amount of insurance carried by Shells Seafood is adequate.

     Shells Seafood paid the first and last month's rent of $5,297 and interim rent in the amount of $441 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $4,746, and expects to receive an additional fee of $1,187 from the Partnership after leveraging the Jacksonville Shells Equipment, as provided for in the Partnership Agreement. In addition, Shells Seafood paid a commitment fee equal to $1,187 to the same affiliate as provided for in the Partnership Agreement.

Winter Haven Shells Seafood Equipment Lease (Winter Haven, Florida)

     On May 27,1997, the Partnership acquired restaurant equipment to be used in the operation of a Shells Seafood Restaurant, located at 1551 3rd Street, SW, Winter Haven, Florida (the "Winter Haven Shells Equipment"). The Winter Haven Shells Equipment was purchased from various vendors for a total cost of $93,460 and leased to Shells Seafood. The purchase was made in cash from Offering proceeds. It is anticipated that the Winter Haven Shells Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     The Partnership and Shells Seafood entered into the Partnership's standard form of equipment lease commencing on June 1, 1997 (the "Winter Haven Shells Seafood Lease"). Under the terms of the Winter Haven Shells Seafood Lease, Shells Seafood is responsible for all expenses related to the Winter Haven Shells Equipment including taxes, insurance, maintenance and repair costs. The lease term is 60 months and the minimum annual rent is $25,032 payable in monthly installments of $2,086 on the 1st day of each month. The annual rent remains fixed for the entire Winter Haven Shells Lease term.

     At the end of the Winter Haven Shells Seafood Lease term, upon at least 90 days prior irrevocable notice to the Partnership, Shells Seafood may purchase all of the Winter Haven Shells Equipment for $9,346. The General Partners believe that the amount of insurance carried by Shells Seafood is adequate.

     Shells Seafood paid the first and last month's rent of $4,172 and interim rent in the amount of $348 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $3,738, and expect to receive an additional fee of $935 from the Partnership after leveraging the Winter Haven Shells Equipment, as provided for in the Partnership Agreement. In addition, Shells Seafood paid a commitment fee equal to $935 to the same affiliate as provided for in the Partnership Agreement.

Golden Corral Equipment Lease (Temple Terrace, Florida)

     On June 4,1997, the Partnership acquired restaurant equipment to be used in the operation of a Golden Corral Restaurant located at 11801 56th Street North, Temple Terrace, Florida (the "Golden Corral Equipment"). The Golden Corral Equipment was purchased from various vendors for a total cost of $506,198 and leased to Corral South Store 4, Inc. a Florida corporation dba Golden Corral Restaurant ("Corral South 4"). Corral South 4 owns and operates the Golden Corral Restaurant under a franchise agreement. The purchase was made in cash from Offering proceeds. It is anticipated that the Golden Corral Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

                                      S-5

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     The Partnership and Corral South 4 entered into the Partnership's standard form of equipment lease commencing on June 15, 1997 (the "Corral South 4 Lease"). Under the terms of the Corral South 4 Lease, Corral South 4 is responsible for all expenses related to the Golden Corral Equipment including taxes, insurance, maintenance and repair costs. The lease term is 60 months and the annual rent is $131,207 payable in monthly installments of $10,934 on the 15th day of each month. The annual rent remains fixed for the entire
Golden Corral Lease term. All obligations under the Corral South 4 Lease are guaranteed by David C. Brown, an individual.

     At the end of the Corral South 4 Lease term, upon at least 90 days prior irrevocable notice to the Partnership, Corral South 4 may purchase all of the Golden Corral Equipment for $1.00. The General Partners believe that the amount of insurance carried by Corral South 4 is adequate.

     At closing Corral South 4 paid the first and last month's rent of $21,868 and interim rent in the amount of $4,374 to the Partnership. An affiliate of the Managing General Partner received an Acquisition Fee from the Partnership in an amount equal to $20,248, and expects to receive an additional fee of $5,062 from the Partnership after leveraging the Golden Corral Equipment, as provided for in the Partnership Agreement. In addition, Corral South 4 paid a commitment fee equal to $5,500 to the same affiliate as provided for in the Partnership Agreement.

Arby's Equipment Lease (Pasco, Texas)

     On June 25,1997, the Partnership acquired restaurant equipment to be used in the operation of an Arby's restaurant, located at 2411 West Court, Pasco, Washington (the "Arby's Equipment"). The Arby's Equipment was acquired from various vendors for a total cost of $159,470.62 and leased to Girardi-Riva Enterprises, Inc., an Arizona corporation dba Arby's Restaurant ("Girardi-Riva"). Girardi-Riva owns and operates the Arby's restaurant under a franchise agreement. The purchase was made in cash from Offering proceeds. It is anticipated that the Arby's Equipment will subsequently be leveraged as provided for in the Prospectus. However, the Partnership presently does not have a financing commitment.

     The Partnership and Girardi-Riva entered into the Partnership's standard form of equipment lease (the "Girardi-Riva Lease") commencing July 1, 1997. Under the terms of the Girardi-Riva Lease, Girardi-Riva is responsible for all expenses related to the Arby's Equipment including taxes, insurance, maintenance and repair costs. The lease term is 84 months and the minimum annual rent is $32,724 payable in monthly installments of $2,727 on the 1st day of each month. The annual rent remains fixed for the entire Girardi-Riva Lease term. All obligations under the Girardi-Riva Lease are jointly and severally guaranteed by the following individuals: Richard Riva, Sharri Riva, Thomas Girardi and Kathy Girardi.

     At the end of the Girardi-Riva Lease term, upon at least 90 days prior irrevocable notice to the Partnership, Girardi-Riva may purchase all of the Arby's Equipment for $1.00. The General Partners believe that the amount of insurance carried by Girardi-Riva is adequate.

     Girardi-Riva paid the first and last month's rent of $5,454 and interim rent in the amount of $545 to the Partnership. An affiliate of the Managing General Partner received an acquisition fee from the Partnership in an amount equal to $6,379, and expects to receive an additional fee of $1,595 from the Partnership after leveraging the Arby's Equipment, as provided for in the Partnership Agreement. In addition, Girardi-Riva paid a commitment fee equal to $1,595 to the same affiliate as provided for in the Partnership Agreement.

                                  RISK FACTORS

     The following paragraph is added to the end of the section of the Prospectus entitled "Risk Factors - Litigation against General Partner and Possible Adverse Effect on Net Worth":


          On January 31, 1997, the Court's decision was reversed on appeal by the Michigan Court of Appeals and the case will either be dismissed or subject to further proceedings if the plaintiffs appeal the Court of Appeals decision.

                                PRIOR OFFERINGS

     The following text has been added to the first paragraph of this Section of the Prospectus:

     On January 29, 1997, effective as of January 1, 1997, Captec L.P. II sold all of its equipment packages and real estate properties to an Affiliate of the Managing General Partner for $2,760,000 in a transaction that was consented to by a majority in interest of the limited partners. Simultaneously with such sale, Captec L.P. II paid all of its expenses and distributed its remaining $2,000,569 to its limited partners.

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


                              PLAN OF DISTRIBUTION

     The subsections of this section of the Prospectus titled "General", "Compensation", and "Indemnification" are amended, effective as of the date of this Prospectus Supplement, to read in their entirety as follows:

GENERAL

     The Offering is being made on a "best efforts, part or none" basis through broker-dealers who are members of the National Association of Securities Dealers, Inc. (the "Participating Dealers") and Captec Securities Corporation, which will act as Dealer-Manager. The individual General Partner and the corporate General Partner are each an Affiliate of the Dealer-Manager. The Offering is conditioned upon sale of the Minimum Number of Units prior to the close of business one year after the effective date of this Prospectus (the "Termination Date"). Since the Minimum Number of Units was sold on March 5, 1997, prior to the Termination Date, the General Partners may extend the Offering to a date not later than the earlier to occur: (i) sale of all Units offered hereby; or (ii) two years after the effective date of this Prospectus (the "Extended Termination Date"). After the Minimum Number of Units was sold, the Partnership has and will schedule interim closings at which subscribers will be admitted as Limited Partners on at least a monthly basis.

     The Offering is made pursuant to agreements among the General Partners, the Partnership, the Dealer-Manager and the Participating Dealers pursuant to which the Participating Dealers are acting as agents of the Partnership for the purpose of offering and selling Units. The Units are being offered on a "best efforts, part or none" basis, which means that Participating Dealers are not obligated to purchase any Units but are required only to use their best efforts to sell Units to investors.

COMPENSATION

     Subject to the provisions for reduced selling commissions, the Partnership will pay selling commissions equal to 8.0% of Gross Proceeds to the
Dealer-Manager for Units sold by it.   The Dealer-Manager may reallow fees of
up to 8% to the Participating Dealers with respect to Units sold by them. The General Partners also paid an additional selling commission equal to 1% of Gross Proceeds to Participating Dealers from Units sold until the Minimum Number of Units was sold. The Dealer-Manager may also receive up to 0.5% of Gross Proceeds as reimbursement for bona fide due diligence expenses. The Dealer-Manager may reallow to any Participating Dealer or its registered representatives all or any portion of this fee based upon the bona fide due diligence expenses incurred. The General Partners will receive a Non-Accountable Expense Allowance in an amount equal to 2% of Gross Proceeds to cover certain expenses relating to the offer and sale of Units (including the additional 1% selling commission payable until the Minimum Number of Units is sold). In no event will sales commissions, the Non-Accountable Expense Allowance, Organization and Offering Expenses, wholesaling salaries and expenses and expenses of sales seminars, exceed in the aggregate, 13% of Gross Proceeds.

     The General Partners, their Affiliates and Participating Dealers may purchase up to 10% of the Units, net of any selling commissions but otherwise on the same terms as purchasers who are not Affiliates. Purchase of Units by the General Partners and their Affiliates will not be counted for purposes of reaching the Minimum Number of Units. Any purchases by the General Partners will be for investment purposes only and not with a view toward resale. Investors will not have a right to withdraw and receive a return of their contributions. Neither the General Partners nor any of their Affiliates will directly or indirectly pay or award any compensation to a third party engaged as an investment adviser as inducement to advise favorably toward investment in the Partnership. In addition, the selling commissions to the Dealer-Manager and Participating Dealers will be reduced on sales of 501 or more Units in accordance with the following Schedule:



Dollar Amount Purchased      Investor's
-----------------------      ----------
                            Purchase Price      Selling Commission Per Unit
                            --------------      ---------------------------
                               Per Unit           Percent      Dollar Amount
                               --------           -------      -------------
$1,000 - $500,000              $1,000               8.0%           $80.00
$501,000 - $750,000            $  980               6.0%           $60.00
$751,000 - $1,000,000          $  970               5.0%           $50.00
$1,001,000 - $1,500,000        $  960               4.0%           $40.00
$1,501,000 - $2,000,000        $  950               3.0%           $30.00
$2,001,000 and above           $  940               2.0%           $20.00

     The purchaser of such Units will be credited with such reduced commission and the net proceeds to the Partnership will not be affected by the discount. Subscriptions may be combined for purposes of determining the volume discounts applicable to subscriptions from a purchaser.

INDEMNIFICATION

     The Partnership, General Partners, and Dealer-Manager have agreed to indemnify the Participating Dealers and the Participating Dealers have agreed to indemnify the General Partners, Dealer-Manager, and the Partnership against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). In the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Act is against public policy and therefore unenforceable. The Participating Dealers may be deemed to be underwriters as that term is defined in the Act.

                     AMENDMENT TO THE AGREEMENT OF LIMITED
                        PARTNERSHIP OF CAPTEC FRANCHISE
                              CAPITAL PARTNERS IV

     Sections 12, 14, and 15 of the Partnership's Agreement of Limited Partnership included as Exhibit B to the Prospectus (the "Partnership Agreement"), have been corrected and amended, consistent with the disclosures in the Prospectus as set forth below:

12.  TRANSFERABILITY OF UNITS

Section 12.1.4 of the Partnership Agreement has been amended so as to read in its entirety as follows:

           12.1.4 if the Managing General Partner determines in its sole discretion that such assignment would prevent the Partnership from being able to satisfy either the 2% or 5% "safe harbors" contained in Service Advance Notice 88-75 or in corresponding regulations or the Partnership has received an opinion of counsel or a favorable service ruling that such transfer would result in the Partnership being classified as a "publicly-traded partnership" for federal income tax purposes.

14. RIGHTS, AUTHORITY, POWERS, RESPONSIBILITIES AND DUTIES OF THE MANAGING GENERAL PARTNER


     The first sentence of Section 14.4.5 has been amended so as to permit the Partnership to only enter into co-tenancy arrangements, joint ventures or general partnerships with non-affiliates that own one or more Assets, and
Section 14.4.5 now reads in its entirety as follows:

     cause the Partnership to invest in any Asset with unaffiliated parties that own one or more Assets through co-tenancy arrangements, joint ventures or general partnerships except on substantially the same terms and conditions (although not necessarily the same percentage interest) as such unaffiliated parties; provided, however, that no such investment shall be entered into by the Partnership (i) if it involves the payment of duplicative property management or other fees which would have the effect of circumventing any of the restrictions on and prohibited transactions involving conflicts of interest contained in this Partnership Agreement, and (ii) unless the Partnership acquires a controlling interest in such joint venture or partnership.

15.  RIGHTS AND POWERS OF THE LIMITED PARTNERS

     The last sentence of Section 15.3 has been revised so as to remove the General Partners' right to vote the Units of those Limited Partners that do not submit a vote within a certain time period, and Section 15.3 reads in its entirety as follows:

     15.3 Consent Without a Meeting. The Managing General Partner may and, upon receipt of a request in writing signed by ten percent (10%) or more in interest of the Limited Partners, the Managing General Partner shall, submit any matter upon which the Limited Partners are entitled to act, to the Limited Partners for a vote by written consent without a meeting. For purposes of obtaining a written vote under this Partnership Agreement, the Managing General Partner may require a written response within a specified time, but not less than fifteen (15) days and no more than sixty
     (60) days from receipt of said request.

                                     S-8